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                              July 5, 2023

       Craig W. Safian
       Chief Financial Officer
       Gartner, Inc.
       P.O. Box 10212
       56 Top Gallant Road
       Stamford, Connecticut 06902-7700

                                                        Re: Gartner, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 001-14443

       Dear Craig W. Safian:

              We have reviewed your May 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 18, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Controls and Procedures
       Disclosure Controls and Procedures, page 31

   1. We note the revised disclosure in your response to comment 1 and in the Form 10-Q for the fiscal quarter
ended March 31, 2023. However, the conclusion language still refers to only a portion of the
definition of disclosure controls and procedures. This gives the appearance your
conclusion applies only to this portion and leaves open your conclusion with respect to the
remainder of the definition. Your conclusion does not need to recite the full definition as
long as it refers to the definition as defined by Exchange Act Rules
                                                        13a-15(e) and
15d-15(e). Please revise your conclusion as appropriate. If your conclusion is limited
to only the portion of the definition stated, please advise.
 Craig W. Safian
Gartner, Inc.
July 5, 2023
Page 2
Notes to Consolidated Financial Statements
Note 12 - Income Taxes, page 66

2. Refer to your response to comment 2. You say the $122.9 million deferred tax asset for the tax basis in intangible assets is recorded in the line titled "Intangible Assets" in the applicable table. Please reconcile this amount with the $35.8 million amount presented in that line for 2022. If the deferred tax asset and offsetting valuation allowance were netted in this line, please present each component separately in the table as appropriate. Refer to
         ASC 740-10-50-6. In connection with this, if these two amounts also were netted in the statutory tax rate reconciliation table, there does not appear to be a basis to do this in this table pursuant to Rule 4-08(h)(2) of Regulation S-X. Accordingly, present each component separately in this table as appropriate.



       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameCraig W. Safian                                Sincerely,
Comapany NameGartner, Inc.
                                                                 Division of
Corporation Finance
July 5, 2023 Page 2                                              Office of
Trade & Services
FirstName LastName